Sanara MedTech Inc.
1200 Summit Ave, Suite 414
Fort Worth, Texas 76102

December 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Tim Buchmiller

Re:	Sanara MedTech Inc.Registration Statement on Form S-3
Filed on December 23, 2020
File No. 333-251652 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Sanara MedTech Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on January 4, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Matthew L. Fry, Esq. at (214) 651-5443.

Very truly yours, SANARA MEDTECH INC.

By:	/s/ Michael D. McNeil
Michael D. McNeil Chief Financial Officer

cc:
Matthew L. Fry, Esq., Haynes and Boone, LLP